

May 18, 2010

Mail Stop 4631

<u>Via U.S. mail and facsimile @ (617) 345-3299</u>

Zuosheng Yu
Chairman and Chief Executive Officer
General Steel Holdings, Inc. c/o Chad J. Porter, Esq.
Burns & Levinson LLP
125 Summer Street
Boston, MA 02110

Re: **General Steel Holdings, Inc.**
        Preliminary Information Statement on Schedule 14C Amendment No.1
        Filed on: May 5, 2010
        File No.: 001-33717

Dear Mr. Yu:

        We have completed our review of your preliminary information statement and
have no further comments at this time.

                                Sincerely,

                                Pamela A. Long
                                Assistant Director